Exhibit 1.01

AUTODESK, INC.

Conflict Minerals Report
For the Reporting Period from January 1, 2014 to December 31, 2014
A. Introduction
This Conflict Minerals Report for Autodesk, Inc. (the “Company,” “we,” or “our”) is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2014.
The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products or products contracted for manufacture for them contain conflict minerals that are necessary to the functionality or production of their products (“Necessary Conflict Minerals”). Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tin, tantalum, and tungsten.
We are a world leading design software and services company, offering customers productive business solutions through powerful technology products and services. The vast majority of our products and services are software-based and because we are primarily a software company, we do not have an extensive manufacturing base or supply chain for tangible goods. However, as described below we do sell a limited number of hardware products. These products constitute a very small portion of our total business and are not material to our results of operations.
Our Creative Finishing product group sells a limited number of turnkey solutions for editing, finishing and visual effects design and color grading. These solutions include our software loaded on PC-based workstations that are custom assembled based on the purchasers’ requested build. In these instances, we purchase components from third-party manufacturers or distributors and then assemble the components into PC-based workstations.
During calendar year 2014, we acquired Delcam plc (“Delcam”). Delcam contracts for manufacture limited amounts of 3D scanners for orthotic design, and using its ArtCAM JewelSmith CADCAM software, it manufactures limited amounts of custom jewelry and coins. Delcam purchases the 3D scanners from a third-party manufacturer and the materials for the jewelry and coins from a third party-distributor.
During calendar year 2014, we began contracting for manufacture a limited number of Autodesk-branded 3D printers, the Ember 3D printer, which became available for consumer purchase in February 2015.

An independent private sector audit report has not been obtained relating to this Conflict Minerals Report because we are not required to obtain an audit report for this reporting period.

B. Reasonable Country of Origin Inquiry and Determination
We conducted a review of our products and found that small quantities of conflict minerals are contained in a small number of the foregoing products. Therefore, for the reporting period from January 1 to December 31, 2014, we conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the Necessary Conflict Minerals contained in our products originated in a Covered Country (as defined below) or came from recycled or scrap sources. A “Covered Country” is the Democratic Republic of the Congo or an adjoining country.
The supply chain for our hardware products is complex, and there are many tiers of indirect suppliers in the supply chain between us and the mines or locations of origin of our Necessary Conflict Minerals. We do not purchase any conflict minerals directly from mines, smelters or refiners. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of the Necessary Conflict Minerals in our products.
To conduct our RCOI, we engaged with all of our direct hardware product suppliers for our Creative Finishing product group and Delcam. We hired a consultant to engage with all of our direct 3D printer component suppliers. We made inquiries of those suppliers about the country of origin of the Necessary Conflict Minerals in their supply chain using the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). In our supplier engagement, we provided information and offered assistance about the specifics of the SEC’s conflict minerals rule. We followed up with the suppliers who were either non-responsive or provided incomplete or inconsistent responses. We received responses from approximately 81% of the suppliers that we requested to complete a CMRT.
As a result of our RCOI, we concluded that we know or have reason to believe that some of the Necessary Conflict Minerals contained in certain of the hardware products we manufactured or contracted for manufacture originated or may have originated in a Covered Country and know or have reason to believe that those Necessary Conflict Minerals are not or may not be from recycled or scrap sources. Therefore, we conducted due diligence on the source and chain of custody of the Necessary Conflict Minerals in our products.
C. Due Diligence

1.	Design of Due Diligence
Our due diligence measures were designed based on the diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition and the related supplements on tin, tantalum and tungsten and for gold.

2.	Due Diligence Measures Performed
We performed the following due diligence measures:

(i)	Establish strong company management systems

a.
We have a working group for conflict minerals compliance, which consists of individuals from within the Company, our outside consultant and external counsel. The working group developed and implements our supply chain due diligence and leads our conflict minerals compliance efforts.

b.	We allocated the responsibility for conducting the due diligence procedures to individuals within the working group based on role and function.

c.
We adopted a Conflicts Minerals Policy relating to responsible sourcing of minerals and our commitment to responsible sourcing of conflict minerals in our products and our expectations that our suppliers will be similarly committed to responsible sourcing in their supply chain. We are in the process of communicating this policy to our direct suppliers.

d.	We requested that our suppliers cooperate with our efforts to identify the source and chain of custody of the Necessary Conflict Minerals in our products by responding to the CMRT.

(ii)	Identify and assess risks in our supply chain
a. We surveyed all of the direct suppliers of our hardware product components in calendar 2014 using the CMRT.
b. We received responses from over approximately 81% of those suppliers surveyed. We reviewed and analyzed the responses from the suppliers and determined which required further engagement to address responses that were inconsistent or incomplete.
c.The responses we received from suppliers varied with approximately 80% being at a company-level and the remaining being on either a product or user-defined level. We analyzed the responses that were on a product or user-defined level to determine whether they identified specific facilities that processed the necessary conflict minerals in the products we purchased from those suppliers.
d. We used the Conflict-Free Smelter Program initiated by the CFSI to verify whether those smelters and refiners were certified as “compliant” smelters and refiners.

(iii)	Design and implement a strategy to respond to identified risks

a.	We followed up with suppliers who did not respond to our request and requested them to submit a completed CMRT.

b.	We analyzed the submitted CMRT’s from our suppliers and inquired about any discrepancies in the answers provided.

c.	We reported the status of the survey results and due diligence to our senior management.

(iv)	Carry out independent third-party audit of smelter’s/refiner’s due diligence practices

We do not have direct relationships with smelters or refiners of conflict minerals. Therefore, we do not carry out audits of these facilities. However, we support audits conducted by third-parties by urging our suppliers to gather information from their suppliers in order to accurately complete the CMRT.

(v)	Report annually on supply chain due diligence

This Conflict Minerals Report is publicly available on our website at www.autodesk.com under “Investor Relations” and further under “Corporate Governance” and is filed with the SEC.
D. Results of Review
The results of our review are summarized below:
1. Efforts to determine the Necessary Conflict Minerals’ mine or location of origin
We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our Necessary Conflict Minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the Necessary Conflict Minerals in our hardware product supply chain and to request they ask their own suppliers for this information.
2. Facilities used to process the necessary conflict minerals
As a result of our due diligence, we collected information from our hardware product suppliers about some but not all of the smelters and refiners that process our Necessary Conflict Minerals. Approximately 80% of the suppliers from which we requested information indicated that their responses were at a company level. The others provided information at a product or user-defined level. Some of them identified smelters and refiners that source at least some of their conflict minerals in the Covered Countries, and some of those smelters are on the CSFI’s list of certified “compliant” smelters. However, based on the information we received from our suppliers, we were unable to confirm that the Necessary Conflict Minerals in products sold to us were processed by any particular smelter or refiner.
3. Countries of origin of our necessary conflict minerals
In response to our due diligence efforts, some of our suppliers responded that they sourced from a Covered Country and some responded that they did not source from the Covered Countries. However, none of our suppliers were able to trace the Necessary Conflict Minerals contained in the products or materials sold to us to a particular country of origin. Therefore, despite our due diligence efforts and engagement with our suppliers, we do not have sufficient information to determine the countries of origin of the Necessary Conflict Minerals in our products.
E. Steps Taken and Being Taken to Mitigate Risk
In order to mitigate the risk that our Necessary Conflict Minerals benefit or finance armed groups, we have taken or intend to take the following steps:

1.
Continue to engage with our direct hardware product suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information we need to comply with our reporting requirements.

2.
As we enter into new hardware product supply contracts or renew them, to the extent possible, attempt to add conflict minerals provisions that require our suppliers to provide information about conflict minerals in the products or materials they provide to us.

3.	Continue to engage with our direct hardware product suppliers to provide education about conflict minerals to improve the content of the responses from our suppliers.

F. Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements. These statements include statements regarding our goals for future improvements to our due diligence process and to mitigate the risk that our Necessary Conflict Minerals benefit or finance armed groups. All forward-looking statements involve risk and uncertainty. When considering these statements, you should also consider the important factors described in reports and documents that we file from time to time with the SEC, including the factors described under the sections titled “Risk Factors” in our most recently submitted Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.